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                                                                  EXHIBIT 99(C)

The following has been excerpted from a Letter Agreement, dated May 20, 1996, and entered into between OSI and Philip N. Cardman ("Letter Agreement"). This exceprt sets forth the relevant provisions of the Letter Agreement relating to the obligations of OSI in the event Mr. Cardman's employment is terminated.



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SEVERANCE:  OSI will provide salary continuation for a period of two years if at any time you are involuntarily terminated, other than for cause. In addition, if your employment with OSI is voluntarily terminated at any time during the first 24 months of your employment due to a change in OSI's Chief Executive Officer from J.T. Ambrozy, OSI will provide you with the following salary continuation:

 - Within the first six months, you will receive 24 months salary continuation; and

 - After six months, but less than 12 months, you will receive 18 months salary continuation; and

 - After 12 months, but less than 18 months, you will receive 12 months salary continuation; and

 - After 18 months, but less than 24 months, you will receive 6 months salary continuation; and

 - Thereafter, no salary continuation will apply.


To be eligible for severance upon a change in the CEO, your voluntary termination must occur within three months after the resignation or termination of Mr. Ambrozy. In either of the above events, stock option vesting will cease on the date of your termination.

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